December 12, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (407) 650-1044

Mr. Kevin B. Habicht, Chief Financial Officer
National Retail Properties, Inc.
450 South Orange Avenue, Suite 900
Orlando, FL   32801

RE: National Retail Properties, Inc.
File No. 001-11290
Form 10-K for the year ended December 31, 2006
Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and
September 30, 2007

Dear Mr. Habicht:

　　We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in our comments and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

　　We think you should address these comments in future filings. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your explanation, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 2. Investment Properties, page 15

1. Please revise the first table on page 26 to clarify that the line item "Percent of total gross leasable area" refers to your average occupancy rates and provide a line item disclosing your average rent per square foot for the same period.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 23

2. The fifth paragraph identifies the key indicators that management uses to evaluate the financial condition and operating performance of the Company. Please expand your disclosure to describe these indicators in more detail, including current trends associated with each one and the related impact on financial condition and operating performance.

Liquidity, page 37

3. Please revise to discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings etc.

Certifications, Exhibit 31.1 and 31.2

4. We noted that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

5. We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. Some of the discrepancies include:
    - Replacing the word "report" with "annual report" in paragraphs 2, 3 and 4(a).

- Replacing the phrase "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" with "most recent *first* fiscal quarter" in paragraph 4(d).

Please revise your certifications to follow the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at (202) 551-3401 or Karen J. Garnett, Assistant Director, at (202) 551-3780 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant